HAWAIIAN HOLDINGS, INC.

3375 KOAPAKA STREET, G-350

HONOLULU, HI  96819

April 21, 2006

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Attention: Sara D. Kalin

Re:	Hawaiian Holdings, Inc.
Registration Statement on Form S-3
Registration No. 333-129503

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will be declared effective at 3:00 p.m., New York City time, on April 25, 2006, or as soon thereafter as practicable.

The Registrant acknowledges that:

1.             should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

2.             the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.             the Registrant may not assert the declaration of effectiveness of the Registration Statement by the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HAWAIIAN HOLDINGS, INC.

By:	/s/ Peter R. Ingram
Name: Peter R. Ingram
Title: Executive Vice President, Chief
Financial Officer and Treasurer